FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Long-term incentive plan	3

The Annual General Shareholders' Meeting of Telefónica, S.A., on 21 June 2006, approved the implementation of a long-term incentive plan aimed at Executive Directors and Management Personnel of Telefónica, S.A. and of other companies in the Telefónica Group, consisting of the award to the specially selected participants, subject to compliance with the requirements stipulated in the plan, of a set number of shares in Telefónica, S.A. by way of variable remuneration.

Further to granting the beneficiaries the right to participate in the first cycle of this long-term incentive plan, Telefónica S.A. has filed with the Spanish National Securities Market Commission the relevant Communication of remuneration plans for Directors and Executive Officers of listed companies, in accordance with Article 21 of Royal Decree 377/1991 of 15 March -using the standard form created for that purpose by Circular 4/2000 of this Commission of 2 August- which communication includes as Annex I a list of the beneficiaries of the first cycle of this plan who are Directors and Executive Officers, and as Annex II a description of its terms and conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 10th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors